

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Michael Garcia
President and Chief Executive Officer
Camp Nine, Inc.
1065 Kawaiahao St. Ste 2207
Honolulu, Hawaii 96814

> **Re:** **Camp Nine, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 25, 2013**
> **File No. 333-184881**

Dear Mr. Garcia:

We have reviewed your responses to the comments in our letter dated December 10, 2012 and have the following additional comments.

Cover Page

1. Please remove the third paragraph, discussing your shell company status, from the cover page, as this is not responsive to Item 501 of Regulation S-K.

The Company, page 5

2. We note your response to our prior comment 7 and reissue in part. Please revise to also include your revenue and net loss for the most recent audited period in that first paragraph.

Because we do not have written contracts, page 8

3. Please indicate briefly in this risk factor what services your independent contractors do for you.

Because we are currently considered a "shell company", page 12

4. Please also indicate here that you are considered a "shell company" under the meaning of Rule 405 under the Securities Act of 1933 as well. Similarly revise the last paragraph under "Rule 144 Shares," at page 23.

5. Please also revise this risk factor to clarify that it is restricted securities that may not be resold in reliance on Rule 144 until certain requirements are met, similar to the disclosure you have provided in the last paragraph under "Rule 144 Shares," at page 23.

Products and Pricing, page 20

6. In some of your statements regarding your products, please revise to state them as beliefs, as the statements appear subjective. Please revise the following statements:

- "The Ace I is considered a high performance shortboard. This surfboard is for the more advanced surfer that excels at catching waves in all conditions. Performance is the design emphasis for this model. It is a good surfboard for waves up to 8-10 feet . . . ."

- "The Bandito is considered a medium performance shortboard . . . it is a still a good surfboard for waves up to 8-10 feet."

- "The Hot Pocket is considered a fun shortboard. As such this surfboard was designed with an emphasis on making it easy to catch waves and ride them without worrying about maneuverability on the wave. It is a good surfboard for waves up to 6 feet . . . ."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3313 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Puoy Premsrirut, Esq.